

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 20, 2009

Mr. Evgeny Ler
Chief Financial Officer
BMB Munai, Inc.
324 South 400 West
Suite 255
Salt Lake City, Utah 84101

      Re: **BMB Munai, Inc.**
              Form 10-K, Amended November 12, 2009
              File No. 1-33034

Dear Mr. Ler:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief